Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centrexion Therapeutics Corporation:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated September 10, 2018, contains an explanatory paragraph that states that the Company has incurred operating losses and negative cash flows from operations since inception, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KMPG LLP

Cambridge, MA

October 19, 2018